FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2010

EXCEL MARITIME CARRIERS LTD.

(Translation of registrant's name into English)

Par La Ville Place

14 Par-La-Ville Road

Hamilton, HM JX Bermuda

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release dated August 4, 2010, Excel Maritime Reports Results for the Second Quarter and Six Month period ended June 30, 2010.

Exhibit 1

Excel Maritime Reports Results for the Second Quarter and Six Month period ended June 30, 2010

ATHENS, GREECE – August 4, 2010 – Excel Maritime Carriers Ltd (NYSE: EXM) (“Excel”), an owner and operator of dry bulk carriers and an international provider of worldwide seaborne transportation services for dry bulk cargoes, announced today its operating and financial results for the second quarter and six month period ended June 30, 2010.

Second Quarter and Six-Month 2010 Highlights:

	Three-Months ended June 30,		Six-Months ended June 30,
	2009	2010	2009	2010
	(amounts in millions of U.S Dollars, except per share data and daily TCE)
Voyage Revenues	$98.4	$107.0	$191.2	$211.3
Net Income	$78.0	$78.9	$196.0	$146.2
Adjusted Net Income (Loss)	$(1.6)	$3.1	$(9.7)	$12.0
Earnings per Share (Diluted)	$1.05	$0.95	$3.27	$1.78
Adjusted Earnings per Share (Diluted)	$(0.02)	$0.04	$(0.17)	$0.15
Adjusted EBITDA	$57.3	$60.1	$110.5	$122.1
Time Charter Equivalent (TCE) per day	$22,148	$24,062	$21,559	$24,254

A reconciliation of the non-GAAP measures discussed above is included in a subsequent section of this release.

Management Commentary:

Pavlos Kanellopoulos, Chief Financial Officer of Excel, stated, “We are pleased to report another profitable quarterly performance with strong cash flow generation. The consistent implementation of our business strategy combined with better market conditions in the dry bulk sector during the second quarter of this year, resulted in an improved EBITDA and operating cash flow generation compared to the respective period of last year. In this context, we have opted to accelerate bank debt repayments and further enhance our balance sheet structure, in order to qualify for lower applicable margin on our $1.4bn Credit Facility for the future quarters. We acknowledge the high volatility in the dry bulk market, especially in the Capesize vessels, however, we continue to be optimistic for the medium and long term outlook of the markets in which we operate.’’

Year to Date Corporate Developments

During the six month period ended June 30, 2010, the following corporate developments took place, which are discussed in more detail in our earnings release for the first quarter of 2010 released on May 5, 2010:

▪

The delivery of M/V Christine and scheduled installments paid to the shipyard in relation to M/V Hope (tbn Mairaki);

▪

The conclusion of new loan agreements for the above mentioned vessels;

▪

The repayment of the RBS credit facilities related to the new building vessels; and

▪

An exercise of warrants by their holders

Furthermore, on June 30, 2010, we notified our major lenders of our intention to make an additional payment of $28.0 million, on top of our regular installment of $18.0 million due on July 1, 2010, under our $1.4 billion credit facility. The payment was made in accordance with the excess cash flow provision as defined in the amended agreement and as such, it will be applied against the term loan instalment due on April 1, 2016. Another $12.0 million will be maintained in a pledged account to fund the capital expenditures for the newbuilding vessel M/V Hope (tbn Mairaki). These payments were made on July 1, 2010.

Following the total payment of $46.0 million, we have repaid the total principal amount of $455.0 million that we would have paid in accordance with the original credit facility dated April 14, 2008 and we are in compliance with the relevant financial covenants as applicable after the end of the waiver period. As a result, the excess cash flow provision will be terminated and the loan applicable margin for the interest period starting July 1, 2010 and ending October 1, 2010 will decrease from 2.5% to 1.25% and will remain at this level as long as we follow the repayment schedule provided in the original loan agreement and we are in compliance with the relevant financial covenants as applicable after the end of the waiver period.

On July 1, 2010, a total amount of $46.0 million was paid as discussed above, while, an amount of $12.0 million was transferred in a pledged account to fund future capital expenditures for M/V Hope (tbn Mairaki).

Fleet Developments

▪

On May 19, 2010, the M/V Happy Day, a Panamax vessel of 71,694 dwt built in 1997, was fixed under a new time charter for a period of 12-15 months at a daily rate of $27,000.

▪

On July 9, 2010, the M/V Angela Star, a Panamax vessel of 73,798 dwt built in 1998, was involved in a collision while departing in ballast condition from a Panamanian port. Damages were sustained on her hull structure and as a result temporary repairs were carried out locally. The vessel later sailed to a yard in Bahamas for permanent repairs. The vessel is currently estimated to remain off hire for approximately 47 days and the estimated repair cost will be approximately $2.8 million which is an insured loss covered, subject to a small deductable, under the vessel’s hull and machinery insurance policy. At the time of the incident the vessel was fixed under a trip time charter at $23,000 per day for 50-55 days.

Time Charter Coverage

As of today, we have secured under time charter employment 63.1% of our operating days for 2010 (Q3-Q4) and 18.2% for the year ending December 31, 2011.

Second Quarter 2010 Results:

Excel reported net profit for the quarter of $78.9 million or $0.95 per weighted average diluted share compared to a net profit of $78.0 million or $1.05 per weighted average diluted share in the second quarter of 2009.

The second quarter 2010 results include a non-cash unrealized interest-rate swap loss of $5.1 million compared to a non-cash unrealized interest-rate swap gain of $14.3 million in the corresponding period in 2009. The changes in the fair values of interest rate swaps are recorded in income as they do not meet the criteria for hedge accounting.

Included in the above net income is also the amortization of favorable and unfavorable time charters that were recorded upon acquiring Quintana Maritime Limited (“Quintana”) on April 15, 2008 amounting to a net income of $80.9 million ($0.98 per weighted average diluted share) and $65.3 million ($0.88 per weighted average diluted share) for the second quarters of 2010 and 2009, respectively.

Adjusted net income, excluding all the above items, for the second quarter of 2010 would have amounted to $3.1 million or $0.04 per weighted average diluted share compared to an adjusted net loss, excluding all the above items, for the second quarter of 2009 of $1.6 million or $0.02 per weighted average diluted share.

A reconciliation of adjusted Net income to Net Income is included in a subsequent section of this release.

Included in the above adjusted net income is also the amortization of stock based compensation expense of $1.1 million ($0.01 per weighted average diluted share) and $3.0 million ($0.04 per weighted average diluted share), for the quarters ended June 30, 2010 and 2009, respectively.

Voyage revenues for the second quarter of 2010 amounted to $107.0 million as compared to $98.4 million for the same period in 2009, an increase of approximately 8.7%.

An average of 47.7 and 47.0 vessels were operated during the second quarters of 2010 and 2009, respectively, earning a blended average time charter equivalent rate of $24,062 and $22,148 per day, respectively.  Please refer to a subsequent section of this Press Release for a calculation of the TCE.

Adjusted EBITDA for the second quarter of 2010 was $60.1 million compared to $57.3 million for the second quarter of 2009, an increase of approximately 4.9%. Please refer to a subsequent section of this Press Release for a reconciliation of adjusted EBITDA to Net Income.

Six Months to June 30, 2010 Results:

Excel reported net profit for the period of $146.2 million or $1.78 per weighted average diluted share compared to a net profit of $196.0 million or $3.27 per weighted average diluted share in the respective period of 2009.

The results for the six month period ended June 30, 2010 include a non-cash unrealized interest-rate swap loss of $4.8 million compared to a non-cash unrealized interest-rate swap gain of $21.0 million in the corresponding period in 2009. The changes in the fair values of interest rate swaps are recorded in income as they do not meet the criteria for hedge accounting. In addition, the results for the six month period ended June 30, 2009 include $0.1 million of a non-cash gain on sale of a vessel.

Included in the above net income is also the amortization of favorable and unfavorable time charters that were recorded upon acquiring Quintana Maritime Limited (“Quintana”) on April 15, 2008 amounting to a net income of $138.9 million ($1.69 per weighted average diluted share) and $184.6 million ($3.08 per weighted average diluted share) for the second quarters of 2010 and 2009, respectively.

Adjusted net income, excluding all the above items, for the six months to June 30, 2010 would have amounted to $12.0 million or $0.15 per weighted average diluted share compared to an adjusted net loss, excluding all the above items, for the respective period of 2009 of $9.7 million or $0.17 per weighted average diluted share.

A reconciliation of adjusted Net income to Net Income is included in a subsequent section of this release.

Included in the above adjusted net income is also the amortization of stock based compensation expense of $1.9 million ($0.02 per weighted average diluted share) and $5.4 million ($0.09 per weighted average diluted share), for the six months to June 30, 2010 and 2009, respectively.

Voyage revenues for the six month period ended June 30, 2010 amounted to $211.3 million as compared to $191.2 million for the same period in 2009, an increase of approximately 10.5%.

An average of 47.3 and 47.4 vessels were operated during the six months to June 30, 2010 and 2009, respectively, earning a blended average time charter equivalent rate of $24,254 and $21,559 per day, respectively.  Please refer to a subsequent section of this Press Release for a calculation of the TCE.

Adjusted EBITDA for the period was $122.1 million compared to $110.5 million for the respective period of 2009, an increase of approximately 10.5%. Please refer to a subsequent section of this Press Release for a reconciliation of adjusted EBITDA to Net Income.

Conference Call Details:

Tomorrow August 5, 2010 at 08:30 A.M. EDT, the Company’s management will host a conference call to discuss these results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (US Toll Free Dial In), 0800 953 0329 (UK Toll Free Dial In) or +44 (0)1452 542 301 (Standard International Dial In). Please quote “Excel Maritime” to the operator.

A telephonic replay of the conference call will be available until August 12, 2010 by dialing 1 866 247 4222 (US Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0)1452 550 000 (Standard International Dial In). Access Code: 1838801#

Slides and Audio Webcast:

There will also be a live, and then archived, webcast of the conference call, available through Excel’s website (www.excelmaritime.com). Participants for the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

- Financial Statements and Other Financial Data Follow -

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED UNAUDITED STATEMENTS OF INCOME

FOR THE THREE MONTH PERIOD ENDED JUNE 30, 2009 AND 2010

(In thousands of U.S. Dollars, except for share and per share data)

	Three- month period Ended June 30,
	2009	2010
REVENUES:
Voyage revenues	$98,439	$107,007
Time Charter fair value amortization	75,309	90,900
Revenue from managing related party vessels	112	105
Revenue from operations	173,860	198,012

EXPENSES:
Voyage expenses	5,051	7,216
Charter hire expense	8,185	8,185
Charter hire amortization	9,970	9,959
Commissions to a related party	567	774
Vessel operating expenses	21,065	22,028
Depreciation expense	30,733	31,242
Dry-docking and special survey cost	3,826	6,018
General and administrative expenses	9,574	9,519
	88,971	94,941

Income from operations	84,889	103,071

OTHER INCOME (EXPENSES):
Interest and finance costs	(14,651)	(11,174)
Interest income	166	432
Interest rate swap gain (loss)	7,627	(12,670)
Foreign exchange gain (loss)	(125)	173
Other, net	263	(357)
Total other income (expenses), net	(6,720)	(23,596)

Net income before taxes and loss assumed (income earned) by non controlling interest	78,169	79,475

US Source Income taxes	(177)	(286)

Net income	77,992	79,189

Loss assumed (income earned) by non-controlling interest	46	(270)

Net income attributable to Excel Maritime Carriers Ltd.	$78,038	$78,919

Earnings per common share, basic	$1.10	$0.98
Weighted average number of shares, basic	70,986,320	80,388,377
Earnings per common share, diluted	$1.05	$0.95
Weighted average number of shares, diluted	74,199,723	82,685,340

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED UNAUDITED STATEMENTS OF INCOME

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2009 AND 2010

(In thousands of U.S. Dollars, except for share and per share data)

	Six month period ended June 30,
	2009	2010
REVENUES:
Voyage revenues	$191,245	$211,252
Time Charter fair value amortization	204,446	158,742
Revenue from managing related party vessels	277	210
Revenue from operations	395,968	370,204

EXPENSES:
Voyage expenses	9,877	13,266
Charter hire expense	16,281	16,281
Charter hire amortization	19,816	19,808
Commissions to a related party	1,025	1,508
Vessel operating expenses	42,210	43,113
Depreciation expense	61,266	61,643
Dry-docking and special survey cost	7,932	9,538
General and administrative expenses	16,865	16,443
	175,272	181,600

Gain on sale of vessel	61	-

Income from operations	220,757	188,604

OTHER INCOME (EXPENSES):
Interest and finance costs	(32,674)	(21,944)
Interest income	242	784
Interest rate swap gain (loss)	8,185	(19,991)
Foreign exchange gain (loss)	(37)	252
Other, net	(177)	(661)
Total other income (expenses), net	(24,461)	(41,560)

Net income before taxes and loss assumed (income earned) by non controlling interest	196,296	147,044

US Source Income taxes	(353)	(572)

Net income	195,943	146,472

Loss assumed (income earned) by non-controlling interest	87	(257)

Net income attributable to Excel Maritime Carriers Ltd.	$196,030	$146,215

Earnings per common share, basic	$3.35	$1.83
Weighted average number of shares, basic	58,480,526	79,681,876
Earnings per common share, diluted	$3.27	$1.78
Weighted average number of shares, diluted	59,935,790	82,091,338

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2009 AND JUNE 30, 2010 (UNAUDITED)

(In thousands of U.S. Dollars)

ASSETS	December 31, 2009	June 30, 2010

CURRENT ASSETS:
Cash and cash equivalents	$100,098	$106,599
Restricted cash	34,426	15,285
Accounts receivable	3,784	2,556
Other current assets	9,792	10,146
Total current assets	148,100	134,586

FIXED ASSETS:
Vessels, net	2,660,163	2,686,040
Advances for vessels under construction	71,184	43,785
Office furniture and equipment, net	1,450	1,285
Total fixed assets, net	2,732,797	2,731,110

OTHER NON CURRENT ASSETS:
Time charters acquired, net	224,311	204,503
Restricted cash	24,974	25,481

Total assets	$3,130,182	$3,095,680

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing fees	$134,681	$127,798
Accounts payable	5,349	9,692
Other current liabilities	47,801	49,915
Current portion of financial instruments	29,343	13,171
Total current liabilities	217,174	200,576

Long-term debt, net of current portion and net of deferred financing fees	1,121,765	1,084,151
Time charters acquired, net	280,413	121,671
Financial instruments	24,558	45,493

Total liabilities	1,643,910	1,451,891

Commitments and contingencies	-	-

STOCKHOLDERS’ EQUITY:
Preferred stock	-	-
Common stock	799	813
Additional paid-in capital	1,046,606	1,053,463
Other Comprehensive Loss	(85)	(85)
Retained earnings	433,845	580,060
Less: Treasury stock	(189)	(189)
Excel Maritime Carriers Ltd. Stockholders’ equity	1,480,976	1,634,062
Non-controlling interests	5,296	9,727
Total Stockholders’ Equity	1,486,272	1,643,789

Total liabilities and stockholders’ equity	$3,130,182	$3,095,680

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2009 AND 2010

(In thousands of U.S. Dollars)

	Six month period ended June 30,
	2009	2010
Cash Flows from Operating Activities:
Net income	$195,943	$146,472
Adjustments to reconcile net income to net cash provided by operating activities	(134,061)	(65,616)
Changes in operating assets and liabilities:
Operating assets	4,777	874
Operating liabilities	2,779	6,457
Net Cash provided by Operating Activities	$69,438	$88,187

Cash Flows from Investing Activities:
Advances for vessels under construction	(8,407)	(59,900)
Additions to vessel cost	(114)	-
Additions to office furniture and equipment	(72)	(56)
Proceeds received from Oceanaut liquidation	5,212	-
Proceeds from sale of vessel	3,735	-
Net cash provided by (used in) Investing Activities	$354	$(59,956)

Cash Flows from Financing Activities:
(Increase) decrease in restricted cash	(2,355)	18,634
Proceeds from long-term debt	5,067	60,967
Repayment of long-term debt	(141,707)	(109,703)
Payment of financing costs	(1,938)	(802)
Issuance of common stock	45,000	5,000
Capital contributions from non-controlling interest owners	2,860	4,174
Net cash used in Financing Activities	$(93,073)	$(21,730)

Net increase (decrease) in cash and cash equivalents	(23,281)	6,501
Cash and cash equivalents at beginning of period	109,792	100,098
Cash and cash equivalents at end of the period	$86,511	$106,599

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the period for:
Interest payments	$33,761	$17,306
U.S. Source Income taxes	448	639

Adjusted EBITDA Reconciliation
(all amounts in thousands of U.S. Dollars)
	Three month period ended June 30,		Six month period ended June 30,
	2009	2010	2009	2010
Net income	78,038	78,919	196,030	146,215
Interest and finance costs, net (1)	21,116	18,287	45,249	36,388
Depreciation	30,733	31,242	61,266	61,643
Dry-dock and special survey cost	3,826	6,018	7,932	9,538
Unrealized swap (gain) loss	(14,258)	5,125	(21,002)	4,763
Amortization of T/C fair values (2)	(65,339)	(80,941)	(184,630)	(138,934)
Stock based compensation	2,993	1,146	5,404	1,871
Gain on sale of vessel	-	-	(61)	-
Taxes	177	286	353	572
Adjusted EBITDA	57,286	60,082	110,541	122,056

(1) Includes swap interest paid and received
(2) Analysis:
	Three month period ended June 30,		Six month period ended June 30,
	2009	2010	2009	2010
Non-cash amortization of unfavorable time charters in revenue	(75,309)	(63,974)	(152,972)	(131,816)
Non-cash accelerated amortization of M/V Sandra and Coal Pride time charter fair value due to charter termination	-	-	(51,474)	-
Non-cash accelerated amortization of M/V Iron Miner time charter fair value due to charter termination	-	(26,926)		(26,926)
Non-cash amortization of favorable time charters in charter hire expense	9,970	9,959	19,816	19,808
	(65,339)	(80,941)	(184,630)	(138,934)

Reconciliation of Net Income to Adjusted Net Income (loss)
(all amounts in thousands of U.S. Dollars)
	Three month period ended June 30,		Six month period ended June 30,
	2009	2010	2009	2010
Net income	78,038	78,919	196,030	146,215
Unrealized swap (gain) loss	(14,258)	5,125	(21,002)	4,763
Gain on sale of vessel	-	-	(61)	-
Amortization of T/C fair values	(65,339)	(80,941)	(184,630)	(138,934)
Adjusted Net income (loss)	(1,559)	3,103	(9,663)	12,044

Reconciliation of Earnings per Share (Diluted) to Adjusted Earnings (losses) per Share (Diluted)
(all amounts in U.S. Dollars)
	Three month period ended June 30,		Six month period ended June 30,
	2009	2010	2009		2010
Net income	$1.05	$0.95	$3.27		$1.78
Unrealized swap (gain) loss	(0.19)	0.07	(0.36)		0.06
Gain on sale of vessel	-	-	-	(*)	-
Amortization of T/C fair values	(0.88)	(0.98)	(3.08)		(1.69)
Adjusted Net income (loss)	$(0.02)	$0.04	$(0.17)		$0.15

(*) Effect insignificant

Disclosure of Non-GAAP Financial Measures

Adjusted EBITDA represents net income plus net interest expense, depreciation, amortization, and taxes eliminating the effect of deferred stock-based compensation, gains or losses on the sale of vessels, amortization of deferred time charter assets and liabilities and unrealized gains or losses on swaps, which are significant non-cash items. Following Excel’s change in the method of accounting for dry docking and special survey costs, such costs are also included in the adjustments to EBITDA for comparability purposes. Excel’s management uses adjusted EBITDA as a performance measure. Excel believes that adjusted EBITDA is useful to investors, because the shipping industry is capital intensive and may involve significant financing costs. Adjusted EBITDA is not a measure recognized by GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a Company’s operating performance required by GAAP. Excel’s definition of adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Adjusted Net Income represents net income plus unrealized gains or losses from our swap transactions and any gains or losses on sale of vessels, both of which are significant non-cash items and eliminating the effect of deferred time charter assets and liabilities. Adjusted Earnings per Share (diluted) represents Adjusted Net Income divided by the weighted average shares outstanding (diluted).

These measures are “non-GAAP financial measures” and should not be considered substitutes for net income or earnings per share (diluted), respectively, as reported under GAAP. Excel has included an adjusted net income and adjusted earnings per share (diluted) calculation in this period in order to facilitate comparability between Excel’s performance in the reported periods and its performance in prior periods.

About Excel Maritime Carriers Ltd

Excel is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. Excel owns a fleet of 40 vessels and, together with seven Panamax vessels under bareboat charters and one Capesize vessel that operates through a joint venture in which it participates by 71.4%, operates 48 vessels (six Capesize, 14 Kamsarmax, 21 Panamax, two Supramax and five Handymax vessels) with a total carrying capacity of approximately 4.0 million DWT.  Excel’s Class A common shares have been listed since September 15, 2005 on the New York Stock Exchange (NYSE) under the symbol EXM and, prior to that date, were listed on the American Stock Exchange (AMEX) since 1998. For more information about Excel, please go to our corporate website www.excelmaritime.com.

Forward-Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Excel’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters.

Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements.

Although Excel believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.

These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Excel. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to the ability to changes in the demand for dry bulk vessels, competitive factors in the market in which Excel operates; risks associated with operations outside the United States; and other factors listed from time to time in Excel’s filings with the Securities and Exchange Commission. Excel expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Excel’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contacts:

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue – Suite 1536

New York, NY 10160, USA

Tel:  (212) 661-7566

Fax: (212) 661-7526

E-Mail: excelmaritime@capitallink.com

www.capitallink.com

Company:

Pavlos Kanellopoulos

Chief Financial Officer

Excel Maritime Carriers Ltd.

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

Tel: +30-210-62-09-520

Fax: +30-210-62-09-528

E-Mail: ir@excelmaritime.com

        www.excelmaritime.com

APPENDIX

The following key indicators highlight the Company’s financial and operating performance for the three and six months ended June 30, 2010 compared to the corresponding periods in the prior year.

Vessel Employment
(In U.S. Dollars per day, unless otherwise stated)
	Three month period ended June 30,		Six month period ended June 30,
	2009	2010	2009	2010
Total calendar days	4,277	4,339	8,581	8,569
Available days under period charter	2,845	2,789	5,786	5,235
Available days under spot/short duration charter	1,346	1,326	2,579	2,866
Utilization	98.0%	94.8%	97.5%	94.5%
Time charter equivalent per ship per day-period	26,472	24,453	26,574	24,537
Time charter equivalent per ship per day-spot	13,018	23,242	10,302	23,733
Time charter equivalent per ship per day-weighted average	22,148	24,062	21,559	24,254
Net daily revenue per ship per day	21,702	22,820	21,015	22,929
Vessel operating expenses per ship per day	(4,925)	(5,077)	(4,919)	(5,031)
Net Operating cash flows per ship per day before G&A expenses	16,777	17,743	16,096	17,898

Glossary of Terms

Average number of vessels: This is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

Total calendar days: We define these as the total days we owned the vessels in our fleet for the relevant period including off hire days associated with major repairs, dry dockings or special or intermediate surveys. Calendar days are an indicator of the size of the fleet over a period and affect both the amount of revenues and the amount of expenses that are recorded during a period.

Available days: These are the calendar days less the aggregate number of off-hire days associated with major repairs, dry docks or special or intermediate surveys and the aggregate amount of time spent positioning vessels and any unforeseen off-hire. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenue.

Available days under spot / short duration charter: This is defined as available days under spot charters and / or time charters of duration of less than six months.

Fleet utilization: This is the percentage of time that our vessels were available for revenue generating days, and is determined by dividing available days by calendar days for the relevant period.

Time charter equivalent rate (“TCE”): This is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from voyage charters net of voyage expenses by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. Time charter equivalent revenue and TCE rate are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

Time Charter Equivalent Calculation
(all amounts in thousands of U.S. Dollars, except for Daily Time Charter Equivalent and available days)
	For the three month period ended June 30,		For the six month period ended June 30,
	2009	2010	2009	2010
Voyage revenues	98,439	107,007	191,245	211,252
Voyage expenses	(5,618)	(7,990)	(10,902)	(14,774)
Total revenue, net of voyage expenses	92,821	99,017	180,343	196,478
Total available days	4,191	4,115	8,365	8,101
Daily Time charter equivalent	$22,148	$24,062	$ 21,559	$24,254

Net daily revenue: We define this as the daily TCE rate including idle time.

Daily vessel operating expenses: This includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and is calculated by dividing vessel operating expenses by total calendar days for the relevant time period.

Daily general and administrative expense: This is calculated by dividing general and administrative expense by total calendar days for the relevant time period.

Expected Amortization Schedule for Fair Valued Time Charters for Next Year
(in USD millions)	3Q’10	4Q’10	1Q’11	2Q’11	Total

Amortization of unfavorable time charters (1)	52.3	51.0	0.9	0.9	105.1
Amortization of favorable time charters (2)	(10.1)	(10.1)	(9.9)	(10.1)	(40.2)

(1)

Adjustment to Revenue from operations i.e. increases revenues

(2)

Adjustment to Charter hire expenses i.e. increases charter hire expense

Fleet List as of August 4, 2010:

Vessel Name	Dwt	Year Built	Charter Type	Daily rate	Average Charter Expiration

Iron Miner	177,931	2007	Period	$41,355	Feb 2012
Kirmar	164,218	2001	Period	$49,000 (net)	May 2013
Iron Beauty	164,218	2001	Spot
Lowlands Beilun (1)	170,162	1999	Spot
Sandra (2)	180,274	2008	Period	$26,500	Feb 2016
Christine (3,4)	180,000	2010	Period	$25,000	Feb 2016
Total Capesize	1,036,803
Iron Manolis	82,269	2007	Period	$22,000	Dec 2010
Iron Brooke	82,594	2007	Period	$21,000	Dec 2010
Iron Lindrew	82,598	2007	Period	$21,000	Dec 2010
Coal Hunter	82,298	2006	Period	$22,000	Dec 2010
Pascha	82,574	2006	Period	$21,000	Dec 2010
Coal Gypsy	82,221	2006	Period	$22,000	Dec 2010
Iron Anne	82,220	2006	Period	$22,000	Dec 2010
Iron Vassilis	82,257	2006	Period	$22,000	Dec 2010
Iron Bill	82,187	2006	Period	$22,000	Dec 2010
Santa Barbara	82,266	2006	Period	$22,000	Dec 2010
Ore Hansa	82,209	2006	Period	$22,000	Dec 2010
Iron Kalypso	82,224	2006	Period	$22,000	Dec 2010
Iron Fuzeyya	82,209	2006	Period	$22,000	Dec 2010
Iron Bradyn	82,769	2005	Period	$22,000	Dec 2010
Total Kamsarmax	1,152,895
Grain Harvester	76,417	2004	Period	$30,000	May 2011
Grain Express	76,466	2004	Period	$22,000	Dec 2010
Iron Knight	76,429	2004	Period	$22,000	Dec 2010
Coal Pride	72,493	1999	Period	$24,000	May 2011
Isminaki	74,577	1998	Spot
Angela Star	73,798	1998	Spot
Elinakos	73,751	1997	Spot
Happy Day	71,694	1997	Period	$27,000	Jul 2011
Iron Man (A)	72,861	1997	Spot
Coal Age (A)	72,824	1997	Period	$21,250	Oct 2010
Fearless I (A)	73,427	1997	Spot
Barbara (A)	73,307	1997	Period	$23,000	Aug 2010
Linda Leah (A)	73,317	1997	Period	$24,000	Apr 2011
King Coal (A)	72,873	1997	Period	$56,000	Jun 2011
Coal Glory (A)	73,670	1995	Period	$24,000	May 2011
Powerful	70,083	1994	Spot
First Endeavour	69,111	1994	Spot
Rodon	73,656	1993	Spot
Birthday	71,504	1993	Spot
Renuar	70,155	1993	Period	$22,500	Dec 2010
Fortezza	69,634	1993	Period	$27,000	Jul 2011
Total Panamax	1,532,047
July M	55,567	2005	Spot
Mairouli	53,206	2005	Spot
Total Supramax	108,773
Emerald	45,588	1998	Spot
Princess I	38,858	1994	Spot
Marybelle	42,552	1987	Spot
Attractive	41,524	1985	Spot
Lady	41,090	1985	Spot
Total Handymax	209,612
Total Fleet	4,040,130
Average age		10.0 Yrs

Fleet to be delivered	Type	Dwt	Estimated delivery (B)
Hope (tbn-Mairaki) (D)	Capesize	181,000	November 2010

Fleet to be delivered (C)	Type	Dwt	Estimated delivery (B)
Fritz (E)	Capesize	180,000	May 2010
Benthe (E)	Capesize	180,000	June 2010
Gayle Frances (E)	Capesize	180,000	July 2010
Iron Lena (E)	Capesize	180,000	August 2010

(1)A second charter on the vessel has been fixed commencing upon completion of her current charter and through September 2015 at a daily base rate of $28,000, with 50% profit sharing over the base rate based on the monthly average BCI Time Charter Rate, as published daily by the Baltic Exchange in London.

 (2)The charter has a 50% profit sharing over the base rate based on the monthly AV4 BCI Time Charter Rate, which is the Baltic Capesize Index Average of four specific time charter routes as published daily by the Baltic Exchange in London.

(3) The charter has a 50% profit sharing over the base rate on the monthly average BCI Time Charter Rate, as defined above.

(4) Excel holds a 71.4% interest in the joint venture that owns the vessel.

(A)  These vessels were sold in 2007 and leased back on a bareboat charter through July 2015.

(B) The delivery dates shown in this column are estimates based on the delivery dates set forth in the relevant shipbuilding contracts or resale agreements.

(C) No refund guarantee has been received for these newbuildings and Excel does not believe that the respective new building contracts will materialize. As of August 4, 2010, Fritz, Benthe and Gayle Frances are delayed in delivery whereas the delivery of Iron Lena may also be delayed. These vessels may never be delivered at all.

(D)  Excel holds a 100% interest in the company that will own the vessel.

(E)    Excel holds a 50% interest in the joint ventures that will own these vessels.

For further details on the fleet and their employment please refer to our website at www.excelmaritime.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD.
(registrant)

Dated: August 4, 2010

By:

/s/ Pavlos Kanellopoulos

Pavlos Kanellopoulos

Chief Financial Officer